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                                                               Exhibit (d)(5) to
                                                                  Schedule 13E-3

                                 AGREEMENT AS TO

                          CANCELLATION OF STOCK OPTION

         The undersigned is the holder of an option (the "Option") issued pursuant to the Janus Hotels and Resorts, Inc. ("Janus") Directors Stock Option Plan to acquire 15,000 shares of the common stock of Janus at an exercise price of $1.50 per share.

         The undersigned acknowledges that the Board of Directors of Janus has approved an Agreement and Plan of Merger (the "Merger Agreement") by and between Janus and Janus Acquisition, Inc. ("Acquisition"), which provides for the merger of Janus with and into Acquisition and the payment to holders of Janus common stock (other than holders affiliated with Acquisition) of $0.65 per share.

         The undersigned hereby agrees to the cancellation of the Option effective upon the closing of the merger contemplated by the Merger Agreement and the undersigned waives any interest in Acquisition as a result of such cancellation.

         Dated: July 28, 2003                  _________________________________
                                               [Name]

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                                   SCHEDULE A

The persons listed below executed the Agreement as to Cancellation of Stock
Option

Arthur Lubell
C. Scott Bartlett, Jr.
Richard P. Lerner
Lucille Hart-Brown
Stephen Grossman
Howard Nusbaum
Vincent W. Hatala, Jr.